SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

September 29, 2008
Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

**64 Old Highway 22
Clinton, NJ 08809**
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events**

The Registrant's Board of Directors has determined to revise the Registrant's cash dividend payment policy. The decision was made based upon the current economic environment to retain capital so that the holding company can remain a source of strength to the subsidiary bank. Previously, the Registrant has paid a cash quarterly dividend at a rate set by the Board based upon a number of factors. The Board has now established a targeted dividend payout ratio of 20% of the Registrant's earnings, subject to adjustment based upon factors existing at the time of the dividend and the Registrant's projected capital needs. The Board now intends to pay a cash dividend once annually, in the next succeeding year. During 2008, the Registrant has already paid cash dividends of $0.15 per share. While the Registrant can not project its full year 2008 earnings at this time, to the extent the cash dividends paid to date exceed the targeted percentage of the Registrant's annual 2008 earnings, the Registrant may not pay any additional cash dividends out of 2008 income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.

Date: September 29, 2008   By: **/s/ Alan J. Bedner, Jr.** .
                                    Alan J. Bedner, Jr.
                                    EVP and Chief Financial Officer